Quark Pharmaceuticals, Inc.
6501 Dumbarton Circle
Fremont, CA  94555
(510) 402-4020

September 23, 2011

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Quark Pharmaceuticals, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-169584)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Quark Pharmaceuticals, Inc., a California corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-169584), together with all amendments and exhibits thereto and the related free writing prospectus filed pursuant to Rule 433 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 24, 2010.

Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for Registrant and the terms currently obtainable in the public marketplace are not sufficiently attractive to Registrant and its shareholders to warrant proceeding with the public offering at this time and no securities have been sold pursuant to the Registration Statement.  As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477(c), the Registrant advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Quark Pharmaceuticals, Inc., 6501 Dumbarton Circle, Fremont, California, 94555, facsimile number (510) 402-4021, with a copy to Registrant’s counsel, Cooley LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155, facsimile number (650) 849-7400, attention Michael E. Tenta.

If you have any questions with respect to this matter, please contact Michael E. Tenta of Cooley LLP at (650) 843-5636.

Sincerely,

Quark Pharmaceuticals, Inc.

/s/ Daniel Zurr

Daniel Zurr,
President and Chief Executive Officer